UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rayonier Advanced Materials Inc.

File No. 001-36285- CF#32988

Rayonier Advanced Materials Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on March 31, 2014, as amended and a Form 8-K filed on October 20, 2014.

Based on representations by Rayonier Advanced Materials Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.9	10	March 31, 2014, As amended	December 31, 2019
10.10	10	March 31, 2014, As amended	December 31, 2019
10.1	8-K	October 20, 2014	December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary